QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 3.4

RESOLUTION ADOPTED BY STOCKHOLDERS
ON
AUGUST 9, 2000
AMENDING THE BY-LAWS
OF
DRS TECHNOLOGIES, INC.
(the "Company")

        RESOLVED, that Article III, Section 2 of the By-Laws of the Company be amended so that, as amended, it shall read as follows:

  "The number of directors which shall constitute the whole Board shall be such number, not less than seven nor more than eleven, as shall be determined from time to time by a resolution adopted by the directors then in office or by the remaining director if there be only one. Directors need not be stockholders of the Corporation, citizens of the United States, or residents of the State of Delaware."

QuickLinks

RESOLUTION ADOPTED BY STOCKHOLDERS ON AUGUST 9, 2000 AMENDING THE BY-LAWS OF DRS TECHNOLOGIES, INC. (the "Company")